SRK Consulting (Canada) Inc. Suite 1000 – 25 Adelaide Street East Toronto, Ontario. M5C 3A1 Canada toronto@srk.com www.srk.com

Tel: 416.601.1445
Fax: 416.601.9046

Project number: 3CA020.000

CONSENT OF AUTHOR

TO:	Alexco Resource Corporation.

AND TO:	British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
(collectively, the “Commissions”)

AND TO:	TSX Venture Exchange (the “TSXV”)

RE:	Technical Report

Reference is made to the technical report (the “Technical Report”) entitled “Mineral Resource Estimation Bellekeno Project, Yukon territory, Canada” dated November 10, 2007, which the undersigned prepared for Alexco Resource Corporation. The undersigned hereby consents to the filing of the Technical Report with the Commissions and with the TSXV, and to the written disclosure of the Technical Report and the inclusion of extracts therefrom or summaries thereof, either directly or as incorporated by reference, in the written disclosure being filed.

The undersigned further confirms that the undersigned has read the written disclosure being filed. Further, the undersigned has no reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure contains any misrepresentation of the information contained in the Technical Report.

Dated this 11th day of November, 2007.

Yours truly,

SRK Consulting (Canada) Inc.

G. David Keller, P.Geo
Principal Resource Geologist

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